COLONY BANKCORP, INC.
May 3, 2023
VIA EDGAR FILING and E-MAIL: SchiffmanT@sec.gov
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Todd Schiffman

Re:     Colony Bankcorp, Inc.
Registration Statement on Form S-3
File No. 333-270613
Request for Acceleration of Effectiveness
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Colony Bankcorp, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) and declare the Registration Statement effective under the Securities Act at 4:00 p.m., Eastern Time, on Thursday, May 4, 2023, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

Sincerely, Colony Bankcorp, Inc.

By:	/s/ T. Heath Fountain
	Name:	T. Heath Fountain
	Title:	Chief Executive Officer and Acting Chief Financial Officer

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